SUMMIT SECURITIES, INC.
           $40,000,000  Investment Certificates, Series A
               150,000  Shares Variable Rate Cumulative
                        Preferred Stock, Series S-3
                        ($100 Per Share Offering Price
                        and Liquidation Preference)

   The Investment Certificates, Series A ("Certificates") and the shares of Variable Rate Cumulative Preferred Stock, Series S-3 ("Preferred Stock") of Summit Securities, Inc. ("Summit") are being offered separately and not as units. A Certificateholder may elect to receive interest monthly, quarterly, semi-annually or annually, without compounding; or, at the election of a Certificateholder, if interest is left with Summit it will compound semi-annually until maturity; or, at the election of the Certificateholder the Certificates will pay equal monthly installments of principal and interest until maturity according to an amortization schedule selected by the owner. The Certificates are unsecured debt instruments, senior in liquidation to outstanding equity securities, subordinated to collateralized debt, on parity with unsecured accounts payable and accrued liabilities and on parity with all previously issued and outstanding investment certificates. At September 30, 1996 the Consolidated Group had approximately $67,717,000 of debt senior to and approximately $1,367,000 of debt in parity with the approximately $42,824,000 of outstanding Certificates. The Certificates will be issued in fully negotiable form in fractional denominations of $0.01 or multiples thereof at 100% of the principal amount paid. Summit reserves the right to change, prospectively, by way of supplement to this Prospectus, the interest rates, maturities, and minimum investment amounts on unsold Certificates. The current provisions are set forth below. See "DESCRIPTION OF CERTIFICATES."

Pricing Supplement No. 2 effective October 27, 1997.

                                 ANNUAL |                                   ANNUAL
 MINIMUM                        INTEREST|   MINIMUM                        INTEREST
INVESTMENT  TERM TO MATURITY      RATE  |  INVESTMENT  TERM TO MATURITY      RATE
__________  ________________    ________|  __________  ________________    ________
   Investment Certificates, Series A          Investment Certificates, Series A
  $1,000    116 to 120 months    8.875% |   $250,000   116 to 120 months    9.000%
  $1,000     92 to 115 months    8.500% |   $250,000    92 to 115 months    8.875%
  $1,000     68 to  91 months    8.250% |   $250,000    68 to  91 months    8.750%
  $1,000     56 to  67 months    8.000% |   $250,000    56 to  67 months    8.625%
  $1,000     48 to  55 months    7.000% |
  $1,000     36 to  47 months    6.750% |     Installment Certificates, Series A
  $1,000     24 to  35 months    6.500% |     $2,000    60 to 120 months    6.500%
    $100     12 to  23 months    6.350% |

                    PREFERRED STOCK, SERIES S-3

  PRICE                            DISTRIBUTION FORMULA
PER SHARE                           (Applicable Rate)

  $100                 The greater per annum rate of
                         the Three-Month U.S. Treasury Bill Rate, or the Ten Year Constant Maturity Rate, or the Twenty Year Constant Maturity Rate, plus .5% (Minimum 6%/Maximum 14%)

   The Preferred Stock offered hereunder will be sold in whole or fractional units. Preferred Stock distributions are cumulative and are to be declared and paid monthly. See "DESCRIPTION OF PREFERRED STOCK-Distributions." Preferred Stock may be redeemed, in whole or in part, at the option of Summit at the redemption prices set forth herein. Under certain limited circumstances, the Board of Directors may, in its sole discretion and without any obligation to do so, redeem shares tendered for redemption by stockholders. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares." In liquidation, Preferred Stock is subordinate to all debts of Summit including Summit's Certificates, on parity with other preferred stock and senior to Summit's common stock. See "DESCRIPTION OF PREFERRED STOCK-Liquidation Rights."

   There is no trading market for the Certificates or the Preferred Stock and none is expected to be established in the future. See "RISK FACTORS." A list of persons willing to sell or purchase Summit's issued and outstanding shares of preferred stock is maintained by Metropolitan Investment Securities, Inc. ("MIS") as a convenience to holders of Summit's preferred stock. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares." This offering of Certificates and Preferred Stock is subject to withdrawal or cancellation by Summit without notice. No minimum amount of Certificates or Preferred Stock must be sold.

   FOR A DISCUSSION OF MATERIAL RISKS ASSOCIATED WITH THE CERTIFICATES AND PREFERRED STOCK OFFERED HEREBY SEE RISK FACTORS ON PAGE 11 OF THIS PROSPECTUS.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              UNDERWRITING DISCOUNTS           PROCEEDS TO
                   PRICE               AND                   ISSUER OR OTHER
                 TO PUBLIC        COMMISSIONS (1)              PERSONS(2)
Per
Certificate        100%              0% to 6%                  100% to 94%
Total:         $40,000,000      None - $2,400,000        $40,000,000-$37,600,000
Per
Preferred
Share              $100              0% to 6%                  100% to 94%
Total:         $15,000,000      None - $900,000          $15,000,000-$14,000,000

   (1) There is no direct sales charge to the investor. Certificates earn interest, and Preferred Stock distributions are calculated on their full respective offering prices, without deduction. Summit will reimburse MIS, a wholly-owned subsidiary, for commissions paid to licensed securities sales representatives. Sales commission rates on the sale of Certificates depend upon the terms of the sale and upon whether the sales are reinvestments or new purchases. See "PLAN OF DISTRIBUTION."

   (2)   Before deducting other expenses estimated at $570,000.

   The Certificates and Preferred Stock are being offered for sale on a continuous, best efforts basis. There are no minimum amounts of securities that must be sold. No offering will be made pursuant to this Prospectus subsequent to January 31, 1998. The offering is subject to NASD Rule 2720 (formerly Schedule E). See "PLAN OF DISTRIBUTION."

   The date of this Prospectus is April 28, 1997.